Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Gerber Scientific, Inc. and Participating Subsidiaries
    401(k) Maximum Advantage Program and Trust:

We consent to incorporation by reference in Registration Statement No. 333-42879 on Form S-8 of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust of our report dated June 1, 2005, relating to the statement of net assets available for plan benefits of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust as of December 31, 2004 and the related statement of changes in net assets available for plan benefits for the year then ended, which report appears in the December 31, 2005 annual report on Form 11-K of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust.

/s/ KPMG LLP

Hartford, Connecticut
June 28, 2006